SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001 per share par value

(Title of Class of Securities)

00430H 102

(CUSIP Number)

Jack W. Schuler

c/o Accelerate Diagnostics, Inc.

3950 South Country Club, Suite 470

Tucson, Arizona 85714

(520) 365-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00430H 102
1	Names of Reporting Persons. Jack W. Schuler
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 15,348,513
	8	Shared Voting Power 689,355
	9	Sole Dispositive Power 15,348,513
	10	Shared Dispositive Power 689,355
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,037,868
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.0%
14	Type of Reporting Person IN

CUSIP No. 00430H 102

This Amendment No. 7 amends and supplements that certain Statement on Schedule 13D filed on May 3, 2012 by Abeja Ventures, LLC (“Abeja”), as amended by that certain Amendment No. 1 filed on July 9, 2012 by Abeja, Jack W. Schuler (“Mr. Schuler”), John Patience and Lawrence Mehren, as amended by that certain Amendment No. 1 filed on March 20, 2013 by Mr. Schuler, as amended by that certain Amendment No. 2 filed on July 10, 2013 by Mr. Schuler, as amended by that certain Amendment No. 3 filed on March 19, 2014 by Mr. Schuler, as amended by that certain Amendment No. 4 filed on May 28, 2014 by Mr. Schuler, as amended by that certain Amendment No. 5 filed on December 29, 2015 by Mr. Schuler, as amended by that certain Amendment No. 6 filed on February 25, 2016 (collectively, the “Schedule 13D”), with respect to the common stock, $0.001 per share par value (the “Common Stock”), of Accelerate Diagnostics, Inc., a Delaware corporation formerly known as Accelr8 Technology Corporation (the “Company”). This Amendment is being filed to report transactions that should have been reported in amendments to the Schedule 13D since the filing of the last amendment on February 9, 2016 (the “2016 Amendment”). It further updates the beneficial ownership of Mr. Schuler subsequent to the date of the 2016 Amendment through the date hereof.

Capitalized terms used herein and not otherwise defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5. Interest in Securities of Issuer

Items 5(a) and 5(c) of the Schedule 13D are amended and restated as follows:

(a)           Based on information provided by the Company to Mr. Schuler, the percentage of shares owned is based upon 55,397,563 shares of Common Stock issued and outstanding as of November 7, 2017. Mr. Schuler beneficially owns 16,037,868 shares of Common Stock, representing 29.0% of the issued and outstanding Common Stock. The shares beneficially owned by Mr. Schuler include 13,125,028 shares held by the Jack W. Schuler Living Trust (Mr. Schuler has sole and dispositive power with respect to such shares in his capacity as trustee of the trust); 1,500,323 shares held by the Schuler Family Foundation (Mr. Schuler has sole voting and dispositive power with respect to such shares in his capacity as President of the entity); 689,355 shares held by Schuler Grandchildren LLC (Mr. Schuler has sole voting and dispositive power with respect to such shares in his capacity as manager of the entity); 689,355 shares held by Schuler GC 2010 Continuation Trust (Mr. Schuler has shared voting and dispositive power with respect to such shares in his capacity as the grantor of the trust); and 33,807 shares issuable to Mr. Schuler individually in respect of stock options exercisable within 60 days of the date of this filing. Mr. Schuler disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

CUSIP No. 00430H 102

(c)           The following table sets forth all transactions in the Company’s Common Stock effected by Mr. Schuler (indirectly) during the 60 days prior to the date of this Amendment No. 7 and prior to the date of each amendment that should have been filed since the date of the 2016 Amendment. All such transactions were purchases of Common Stock on the open market, except as noted below.

Date of Transaction	Name of Party Effecting Transaction	Number of Common Stock	Average Price Per Share
1/9/2017	Jack W. Schuler Living Trust	211,000	$19.00
1/9/2017	Schuler Family Foundation	128,368	$19.00
8/21/2017	Jack W. Schuler Living Trust	37,270	$21.34
8/21/2017	Jack W. Schuler Living Trust	12,730	$21.76
10/11/2017	Jack W. Schuler Living Trust	51,600	$20.27
10/12/2017	Jack W. Schuler Living Trust	276,200	$19.74
10/13/2017	Jack W. Schuler Living Trust	29,240	$18.81
10/13/2017	Jack W. Schuler Living Trust	32,060	$19.72
10/16/2017	Jack W. Schuler Living Trust	59,922	$20.07
10/17/2017	Jack W. Schuler Living Trust	13,250	$20.29
10/18/2017	Jack W. Schuler Living Trust	45,000	$20.14
11/6/2017	Schuler Family Foundation	340,864	$18.51
11/6/2017	Schuler Family Foundation	100	$19.00
11/7/2017	Schuler Family Foundation	50,000	$18.73
11/8/2017	Schuler Family Foundation	50,000	$18.46
11/9/2017	Schuler Family Foundation	26,600	$18.54
11/10/2017	Schuler Family Foundation	24,581	$18.81
11/13/2017	Schuler Family Foundation	20,000	$18.98

CUSIP No. 00430H 102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 20, 2018	By:	/s/ Jack W. Schuler
Jack W. Schuler